Exhibit 99.1

TDCX Inc. Enters into Definitive Merger Agreement for Going-Private Transaction

Singapore, March 1, 2024 – TDCX Inc. (“TDCX” or the “Company”) (NYSE: TDCX), today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Transformative Investments Pte Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Helium, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which the Company will be acquired by Mr. Laurent Junique, Founder, Executive Chairman, Director, CEO of the Company and his affiliates (the “Buyer Group”) in a transaction implying an equity value of the Company of approximately US$1.037 billion.

The members of the Buyer Group currently beneficially own, in the aggregate, approximately 86.1% of all the issued and outstanding shares, representing approximately 98.4% of the aggregate voting power of the Company. Parent and the Buyer Group members have entered into rollover and contribution agreements, pursuant to which (i) Parent has irrevocably agreed to contribute its shares in the Company to the Merger Sub prior to the closing of the Merger (as defined below) in exchange for newly issued ordinary shares of Merger Sub, and (ii) certain other Buyer Group members and their affiliates have irrevocably agreed to contribute their respective shares in the Company to the Merger Sub prior to the closing of the Merger in exchange for newly issued ordinary shares of Parent.

Subject to the terms and conditions of the Merger Agreement, the Merger Sub will merge with and into the Company through a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Companies Act (Revised) of the Cayman Islands (the “Merger”), with the Company surviving the Merger as the surviving company and becoming a direct wholly-owned subsidiary of Parent as a result of the Merger.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each Class A ordinary share, par value US$0.0001 per share, of the Company (each a “Class A Share”) and each Class B ordinary share, par value US$0.0001 per share, of the Company (each a “Class B Share”, and together with each Class A Share, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs (as defined below), shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per Share without interest (the “Per Share Merger Consideration”); (ii) each American Depositary Share, representing one (1) Class A Share (each, an “ADS” or, collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per ADS without interest (the “Per ADS Merger Consideration”) (less applicable fees, charges and expenses payable by ADS holders pursuant to the deposit agreement, dated September 30, 2021, entered into by and among the Company, JPMorgan Chase Bank, N.A.); and (iii) each vested warrant granted pursuant to the Warrant Agreement to Purchase American Depositary Shares of TDCX Inc. dated September 2, 2022 between the Company and a certain shareholder, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for the right to receive US$7.19 in cash per vested warrant without interest (the “Per Warrant Merger Consideration”, together with the Per Share Merger Consideration and the Per ADS Merger Consideration, the “Merger Consideration”).

The Merger Consideration represents a premium of 48% to the closing price of the Company’s ADSs on December 29, 2023, the last trading day prior to the Company’s receipt of the “going-private” proposal on January 2, 2024, and a premium of 17% to the closing price of the Company’s ADSs on February 29, 2024, the last trading day prior to the execution of the Merger Agreement.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors. Because the Merger is a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Companies Act (Revised) of the Cayman Islands, the Merger does not require a shareholder vote or approval by special resolution of the Company’s shareholders if a copy of the Plan of Merger is given to every registered shareholder of the Company.

The Merger is currently expected to close in the second quarter of 2024. If completed, the Merger will result in the Company becoming a privately-owned company wholly-owned directly by Parent, its ADSs will no longer be listed on the New York Stock Exchange, and the ADS program will be terminated.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee; Hogan Lovells is serving as U.S. legal counsel to the Special Committee; and Maples and Calder (Hong Kong) LLP is serving as the Cayman Islands legal counsel to the Special Committee.

Goldman Sachs (Singapore) Pte. is serving as financial advisor to the Buyer Group; Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Buyer Group; and Travers Thorp Alberga is serving as the Cayman Islands legal counsel to the Buyer Group.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) to its shareholders. The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC. All information provided in this press release and in its attachment is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About TDCX Inc.

Singapore-headquartered TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, travel and hospitality, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 17,800 employees across 30 campuses globally, specifically in Brazil, Colombia, Hong Kong, India, Indonesia, Japan, Malaysia, Mainland China, Philippines, Romania, Singapore, South Korea, Spain, Thailand, Türkiye, and Vietnam. For more information, please visit www.tdcx.com.

For enquiries, please contact:

Investors / Analysts: Joana Cheong

investors@tdcx.com

Media: Eunice Seow

media@tdcx.com

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